UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Clear Channel Outdoor Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

18451C109 (CUSIP Number)

July 1, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18451C109	13G	Page 2 of 12

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Mark T. Lieberman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒**

** The reporting persons making this filing hold an aggregate of 3,336,371 shares, which is 8.6% of the class of securities. The reporting person identified above, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER***

498,264 ***The reporting person is the husband of Deborah S. Lieberman, whose ownership of the issuer’s shares is addressed separately on another cover page.
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER***

498,264 ***The reporting person is the husband of Deborah S. Lieberman, whose ownership of the issuer’s shares is addressed separately on another cover page.
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

498,264
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3%
12	TYPE OF REPORTING PERSON

IN

CUSIP No. 18451C109	13G	Page 3 of 12

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Karen Lieberman-Daly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒**

** The reporting persons making this filing hold an aggregate of 3,336,371 shares, which is 8.6% of the class of securities. The reporting person identified above, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

172,127
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

172,127
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

172,127
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

.4%
12	TYPE OF REPORTING PERSON

IN

CUSIP No. 18451C109	13G	Page 4 of 12

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Molly A. McGuire Lieberman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒**

** The reporting persons making this filing hold an aggregate of 3,336,371 shares, which is 8.6% of the class of securities. The reporting person identified above, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

276,310
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

276,310
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

276,310
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

.7%
12	TYPE OF REPORTING PERSON

IN

CUSIP No. 18451C109	13G	Page 5 of 12

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Deborah S. Lieberman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒**

** The reporting persons making this filing hold an aggregate of 3,336,371 shares, which is 8.6% of the class of securities. The reporting person identified above, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER***

1,114,301 ***The reporting person is the wife of Mark T. Lieberman, whose ownership of the issuer’s shares is addressed separately on another cover page.
6 SHARED VOTING POWER****

566,210 ****All such shares are held by Lieberman Business Trust, of which the reporting person is co-trustee.
7 SOLE DISPOSITIVE POWER***

1,114,301 ***The reporting person is the wife of Mark T. Lieberman, whose ownership of the issuer’s shares is addressed separately on another cover page.
8 SHARED DISPOSITIVE POWER

566,210 ****All such shares are held by Lieberman Business Trust, of which the reporting person is co-trustee.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,680,511
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.3%
12	TYPE OF REPORTING PERSON

IN

CUSIP No. 18451C109	13G	Page 6 of 12

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Lieberman Business Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒**

** The reporting persons making this filing hold an aggregate of 3,336,371 shares, which is 8.6% of the class of securities. The reporting person identified above, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

566,210
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

566,210
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

566,210
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.5%
12	TYPE OF REPORTING PERSON

OO

CUSIP No. 18451C109	13G	Page 7 of 12

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

The Trust (Living) of Marianne Lieberman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒**

** The reporting persons making this filing hold an aggregate of 3,336,371 shares, which is 8.6% of the class of securities. The reporting person identified above, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

462,647
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

462,647
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

462,647
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.2%
12	TYPE OF REPORTING PERSON

OO

CUSIP No. 18451C109	13G	Page 8 of 12

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

The Trust (Living) of Carolyn M. Grant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒**

** The reporting persons making this filing hold an aggregate of 3,336,371 shares, which is 8.6% of the class of securities. The reporting person identified above, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

246,512
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

246,512
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

246,512
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

.6%
12	TYPE OF REPORTING PERSON

OO

CUSIP No. 18451C109	13G	Page 9 of 12

Item 1.	(a)	Name of issuer:

Clear Channel Outdoor Holdings, Inc. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices:

200 East Basse Road, San Antonio, Texas 78209

Item 2.		Name of person filing (Item 2(a)) / Address of Principal Business Office or, if None, Residence (Item 2(b)):

	1.	Mark T. Lieberman / 4635 Crackersport Road, Allentown, PA 18104

	2.	Karen Lieberman-Daly / 4635 Crackersport Road, Allentown, PA 18104

	3.	Molly A. McGuire Lieberman / 4635 Crackersport Road, Allentown, PA 18104

	4.	Deborah S. Lieberman / 4635 Crackersport Road, Allentown, PA 18104

	5.	Lieberman Business Trust / c/o Wachovia Trust, N.A., 300 Delaware Avenue, Suite 300, Wilmington, DE 19801

	6.	The Trust (Living) of Marianne Lieberman / c/o Marianne Lieberman, 4635 Crackersport Road, Allentown, PA 18104

	7.	The Trust (Living) of Carolyn M. Grant / c/o Carolyn M. Grant, 4635 Crackersport Road, Allentown, PA 18104

The seven reporting persons filing this 13G shall hereinafter be referred to collectively as the “Reporting Persons.”

	(c)	Citizenship:

Mark T. Lieberman, Karen Lieberman-Daly, Molly A. McGuire Lieberman and Deborah S. Lieberman are citizens of the United States. Lieberman Business Trust is organized under the laws of the State of Delaware. The Trust (Living) of Marianne Lieberman and The Trust (Living) of Carolyn M. Grant are organized under the laws of the Commonwealth of Pennsylvania.

	(d)	Title of Class of Securities:

This statement relates to shares of Class A Common Stock, par value $0.01 per share, of the Company.

	(e)	CUSIP Number:

18451C109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a) (19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 18451C109	13G	Page 10 of 12

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 through 11 of the cover pages for the Reporting Persons.

	(a)	Amount beneficially owned:

	(b)	Percent of class:

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:

		(ii)	Shared power to vote or to direct the vote:

		(iii)	Sole power to dispose or to direct the disposition of:

		(iv)	Shared power to dispose or to direct the disposition of:

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may sell a portion of the shares they own pursuant to an exemption from registration under the Securities Act of 1933. In addition, they may enter into certain hedging transactions. These transactions may be coordinated.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 18451C109	13G	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARK T. LIEBERMAN
Mark T. Lieberman
Date: August 4, 2006

KAREN LIEBERMAN-DALY
Karen Lieberman-Daly
Date: August 4, 2006

MOLLY A. MCGUIRE LIEBERMAN
Molly A. McGuire Lieberman
Date: August 4, 2006

DEBORAH S. LIEBERMAN
Deborah S. Lieberman
Date: August 4, 2006

DEBORAH S. LIEBERMAN
Lieberman Business Trust By: Deborah S. Lieberman, Trustee
Date: August 4, 2006

MARIANNE LIEBERMAN
The Trust (Living) of Marianne Lieberman By: Marianne Lieberman, Trustee
Date: August 4, 2006

CAROLYN M. GRANT
The Trust (Living) of Carolyn M. Grant By: Carolyn M. Grant, Trustee
Date: August 4, 2006

[Signature Page to Schedule 13G]

CUSIP No. 18451C109	13G	Page 12 of 12

Exhibit 1 to Schedule 13G

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or person, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

MARK T. LIEBERMAN
Mark T. Lieberman
Date: August 4, 2006

KAREN LIEBERMAN-DALY
Karen Lieberman-Daly
Date: August 4, 2006

MOLLY A. MCGUIRE LIEBERMAN
Molly A. McGuire Lieberman
Date: August 4, 2006

DEBORAH S. LIEBERMAN
Deborah S. Lieberman
Date: August 4, 2006

DEBORAH S. LIEBERMAN
Lieberman Business Trust By: Deborah S. Lieberman, Trustee
Date: August 4, 2006

MARIANNE LIEBERMAN
The Trust (Living) of Marianne Lieberman By: Marianne Lieberman, Trustee
Date: August 4, 2006

CAROLYN M. GRANT
The Trust (Living) of Carolyn M. Grant By: Carolyn M. Grant, Trustee
Date: August 4, 2006

[Signature Page to Joint Filing Agreement for Schedule 13G]